Filed by Comcast Corporation
(Commission File No.: 001-32871)
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Time Warner Cable Inc.

Commission File No. for Registration Statement
on Form S-4: 333-194698

The following communication was made available by a post on Twitter:

Tweet: another benefit of Comcast TWC deal: businesses getting better services via @LianaBaker [link to http://www.reuters.com/article/2014/04/01/us-comcast-twc-business-analysis-idUSBREA3022F20140401] [link to http://corporate.comcast.com/images/comcast-twc-legend-march-21-update.pdf]

The following article written by a third party was made available via a link provided in the above communication:

Article:

April 1, 2014, Liana B. Baker

Comcast: Business services is sweet spot in Time Warner Cable deal

(Reuters) - Selling Internet and phone service to businesses is hardly the sexiest part of the cable industry, but it has got a definite allure for the architects of the $45.2 billion merger of Comcast and Time Warner Cable.

The two companies' sales to businesses of broadband Internet, voice lines and network services already total more than $5 billion, with the growth rate of 20 percent or more expected to be kept up at both the companies' business units.

If the merger is approved, the two companies' networks will run through 23 of the 25 largest cities - including New York, Los Angeles, Chicago, San Francisco and Dallas - giving the merged company a reach that rivals AT&T and Verizon in the $60 billion market for core telecom services such as Internet access and voice services, according to IDC.

The push to grab more business clients also reflects how cable companies are searching for new growth avenues as their traditional business, selling TV services to residential clients, matures.

"If the Time Warner Cable deal is meant to come about, and therefore we have a bigger footprint, then it opens up a great landscape to bring customers business solutions they never had before," Comcast's president of business services Bill Stemper said in an interview.

Unlike fickle residential customers who often defect for satellite and telephone competitors, businesses tend to sign long-term contracts with at least six months lead time.

Equally important, these contracts have richer margins than serving home customers. Comcast, for example, can bring in more than $50,000-$100,000 per month and potentially millions in revenue per year from a single customer like a large hospital.

Last year, Comcast generated $3.2 billion in business service sales, growing at a 26 percent rate, while revenue for residential cable increased 3 percent. The 22 percent growth in Time Warner Cable's $2.3 billion business service sales helped to offset a small 1.2 percent increase in its residential sales. That being said, this remains a small slice of revenue - about 10 percent for Time Warner Cable, and about 8 percent of Comcast's cable unit.

Both companies have a diverse roster of clients, with Comcast's ranging from potato chip maker Utz to Grady Health, a public health system in Georgia. Time Warner Cable's clients include Hospital Corporation of America and energy holding company SCANA Corp.

With Time Warner Cable's top markets New York and Los Angeles in the mix, Comcast can now serve new branches of clients it already has in Philadelphia and Chicago.

"That allows us to go to a business whether they're headquartered in New York or have a key linchpin site in New York, and speak to them about how these same services can serve more of these sites," Comcast's Stemper said.

So far, both cable operators generate most of their sales in small-to-medium sized businesses, companies with 20 or fewer employees. However, in the past few years they have made a push for bigger companies with as many as 500 employees.

Indeed, executives at both companies have said the Comcast-Time Warner Cable merger will give it an entry to bigger customers, and a chance to get more business from the largest Fortune 500 companies, which could steal market share served by telecom providers such as AT&T, Verizon and CenturyLink.

"The combined entity offers a very compelling value proposition to large enterprise companies that require a nationwide provider of communication services," said Phil Meeks, Time Warner Cable's executive vice president and chief operating officer of business services.

Meeks said Time Warner Cable is also already serving some Fortune 500 companies through its cloud computing arm it acquired in 2011 called NaviSite.

Still, the combined Comcast/Time Warner Cable could face some major obstacles in moving beyond the small businesses clientele.

"The higher you move upmarket, the tougher it's going to be. The combined company will have a bigger regional footprint than AT&T and Verizon but AT&T and Verizon have developed a national structure that'll be hard to crack," IDC analyst Matt Davis said.

Verizon spokeswoman Janet Brumfield said the company has amassed what it believes is the greatest set of assets in the enterprise business, serving 96 percent of Fortune 1000 companies. AT&T declined to comment.

Meanwhile, Comcast and Time Warner Cable are looking at developing a presentation to existing and potential clients, but they can only start actually selling the services once the deal closes, Meeks said. They are also in pursuit of the same three sectors: healthcare, government and education.

The executives leading the business units, Stemper and Meeks, have similar backgrounds, both having worked at Cox Communications, one of the first cable companies to get into business services two decades years ago, and AT&T, which they are both now competing with.

Even without the deal, Stemper from Comcast said of annual business services revenue: "we see the ability to grow to the $4 billion, $5 billion and $6 billion-plus (range) in the road ahead."

Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed transaction between Comcast Corporation (“Comcast”) and Time Warner Cable Inc. (“Time Warner Cable”), on March 20, 2014, Comcast filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 containing a preliminary joint proxy statement of Comcast and Time Warner Cable that also constitutes a preliminary prospectus of Comcast.  The registration statement has not yet become effective.  After the registration statement is declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to shareholders of Comcast and Time Warner Cable.  INVESTORS AND SECURITY HOLDERS OF COMCAST AND TIME WARNER CABLE ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by Comcast or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Comcast are available free of charge on Comcast’s website at http://cmcsa.com or by contacting Comcast’s Investor Relations Department at 866-281-2100.  Copies of the documents filed with the SEC by Time Warner Cable will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

Comcast, Time Warner Cable, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction.  Information about the directors and executive officers of Time Warner Cable is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 18, 2014, its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on April 4, 2013, and its Current Reports on Form 8-K filed with the SEC on April 30, 2013, July 29, 2013 and December 6, 2013.  Information about the directors and executive officers of Comcast is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 12, 2014, its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on April 5, 2013, and its Current Reports on Form 8-K filed with the SEC on July 24, 2013, August 16, 2013 and February 14, 2014.  These documents can be obtained free of charge from the sources indicated above.  Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the preliminary joint proxy statement/prospectus filed with the SEC and will be contained in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed acquisition of Time Warner Cable by Comcast, including any statements regarding the expected timetable for completing the transaction, benefits and synergies of the transaction, future opportunities for the combined company and products, and any other statements regarding Comcast’s and Time Warner Cable’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  These statements are often, but not always, made through the use of words or phrases such as “may”, “believe,” “anticipate,” “could”, “should,” “intend,” “plan,” “will,” “expect(s),” “estimate(s),” “project(s),” “forecast(s)”, “positioned,” “strategy,” “outlook” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following: the timing to consummate the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied; the risk that a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; Comcast’s ability to achieve the synergies and value creation contemplated by the proposed transaction; Comcast’s ability to promptly, efficiently and effectively integrate Time Warner Cable’s operations into those of Comcast; and the diversion of management time on transaction-related issues.  Additional information concerning these and other factors can be found in Comcast’s and Time Warner Cable’s respective filings with the SEC, including Comcast’s and Time Warner Cable’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.  Comcast and Time Warner Cable assume no obligation to update any forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.